UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PASSPORT POTASH INC.
(Exact name of registrant as specified in its charter)

British Columbia	Not applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

608 - 1199 West Pender Street
Vancouver, BC, Canada V6E2R1
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ x ]

Securities Act registration statement file number to which this Form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Rights to Purchase Common Stock

Item 1.	Description of the Company’s Securities to be Registered

     On July 20, 2011, the Board of Directors (the “Board”) of Passport Potash, Inc. (hereinafter referred to as “we,” “us,” “our,” or the “Company”) adopted a shareholder rights plan (the “Rights Plan”). Computershare Trust Company of Canada (“Computershare Trust”) serves as Rights Agent. The description and terms of the Rights (as hereinafter defined) are set forth in the Rights Agreement between the Company and Computershare Trust.

     In accordance with TSX Venture (the "TSXV") policies, the Rights Plan must be ratified by a majority of the votes cast at a meeting of shareholders within six months of the adoption of the Rights Plan by the Board. At our annual and special general meeting held on August 25, 2011, our shareholders ratified and confirmed the Rights Plan. The Rights Plan was approved by the TSXV on September 6, 2012.

     The Rights Plan provides for the issuance and attachment of one right (a “Right”) to purchase one share of common stock, no par value (the “Common Stock”) for each outstanding share of Common Stock held as of July 20, 2011, and also one right for each subsequently issued share of Common Stock. As of June 18, 2013, we had 183,593,073 shares of Common Stock issued and outstanding and thus 183,593,073 Rights were issued and outstanding. Each Right will entitle the holder, subject to the terms and conditions of the Rights Plan, to purchase one share of Common Stock after the Separation Time (as hereinafter defined) and prior to the Expiration Time (as hereinafter defined). The exercise price of the Rights is $50.00 per share, subject to certain anti-dilution adjustments (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of Common Stock, (ii) upon the grant to all holders of the Common Stock of rights, options or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then-current market price of Common Stock or (iii) upon the distribution to all holders of Common Stock of evidences of indebtedness, cash, assets or rights or warrants (other than those referred to above). The Rights are not exercisable and do not become separated from the Common Stock until the 10th trading day after the earliest of (i) the date of the first public announcement that a person has acquired or plans to acquire 20% or more of our outstanding shares of Common Stock without having complied with the procedures under the Rights Plan (“Acquiring Person”), (ii) the commencement of a takeover bid for our Common Stock, other than a Permitted Bid (as hereinafter defined), or (iii) the date when a Permitted Bid ceases to qualify as such (such date being the “Separation Time”) . Upon the occurrence of a “flip-in” event, which occurs when a person becomes an Acquiring Person, a holder of Rights (other than an Acquiring Person) will be entitled to receive such number of shares of Common Stock having an aggregate market value equal to twice the exercise price of the Right then in effect, based on a per share price equal to the market price of Common Stock on the day the flip-in event occurs (i.e. at a discount of 50% of the market price).

     The Rights Plan defines a Permitted Bid as being one made to all shareholders and which includes the following provisions: (i) it is open for a period of not less than 60 days, (ii) at least 50% of the then outstanding shares of Common Stock held by independent shareholders must be deposited and tendered to bid, and (iii) if such 50% condition is met, the bid must remain open for at least 10 additional business days.

     The issuance of the Rights is not dilutive and will not affect reported earnings or losses or cash flow per share until the Rights separate from the underlying Common Stock and become exercisable or until the exercise of the Rights. The issuance of the Rights does not change the manner in which the shareholders currently trade their Common Stock, and is not intended to interfere with the Company’s ability to undertake equity offerings.

     Holders of the Rights are not entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of the Common Stock which may be issuable upon the exercise of the Rights until the Rights have been so exercised in accordance with the Rights Plan.

     The Rights Plan will expire on the earlier of the first business day immediately following our general meeting of shareholders to be held in 2014 unless at such meeting the duration of the Rights Plan is extended, or the time at which the right to exercise the Rights is terminated in accordance with the Rights Plan (such date being “Expiration Time”). Subject to prior consent of the holders of a majority of outstanding shares of Common Stock, all (but not less than all) of the Rights may be redeemed by the Board at any time before a “flip-in” event occurs at a redemption price of $0.0001 per Right (subject to adjustment). In addition, the Rights may be redeemed by the Board in the event of a successful Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan. If the Rights are redeemed pursuant to the Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

     A copy of the Rights Plan has been filed with the Securities and Exchange Commission as Exhibit 4.2 to our registration statement on Form 10, filed on June 29, 2012. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Plan, which is incorporated herein by reference.

     As of June 18, 2013, 183,593,073 shares of Common Stock were issued and outstanding. Holders of the Company’s Common Stock are entitled to vote at all meetings of shareholders, to receive dividends if, as and when declared by the directors and to participate pro rata in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. The Common Stock carries no pre-emptive rights, conversion or exchange rights, redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring the holder of Common Stock to contribute additional capital and no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of Common Stock by the Company except to the extent that any such repurchase or redemption would render the Company insolvent pursuant to the Business Corporations Act (British Columbia).

Item 2.	Exhibits

Exhibit No.	Document
3.1.1	Certificate of Registration (2)
3.1.2	Certificate of Modification, dated January 21, 1994 (2)
3.1.3	Certificate of Modification, dated November 11, 1996 (2)
3.1.4	Certificate of Modification, dated June 16, 2004 (2)
3.1.5	Certificate of Modification, dated October 17, 2007 (2)
3.1.6	Certificate of Modification, dated November 10, 2009 (2)
3.1.7	Certificate of Continuation, dated April 26, 2011 (3)
3.1.8	Notice of Articles, dated May 31, 2012 (3)
3.2	Articles (1)
4.1	Share Rights Plan (1)

(1)	Filed as an exhibit to our Registration Statement on Form 10 as filed with the SEC on June 29, 2012 and incorporated herein by reference.

(2)	Filed as an exhibit to our Registration Statement on Form 10 (Amendment No. 1) as filed with the SEC on September 21, 2012 and incorporated herein by reference.

(3)	Filed as an exhibit to our Registration Statement on Form 10 (Amendment No. 2) as filed with the SEC on October 12, 2012 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 19, 2013

Passport Potash Inc.

By:	/s/ Joshua Bleak
Joshua Bleak
Chief Executive Officer